Sun Life Financial establishes revolving credit facility

TORONTO (July 23, 2007) – Sun Life Financial Inc. (TSX/NYSE:SLF) announced today the establishment of a five-year unsecured US$1.0 billion revolving credit facility that will be used for general corporate purposes. The facility has been made available through a syndicate of banks arranged by RBC Capital Markets. Royal Bank of Canada is acting as the Administrative Agent for the syndicate.

The facility will substantially replace Sun Life Financial’s existing bilateral lending arrangements. Approximately US$140 million was outstanding under the facility as of the closing on July 20, 2007.

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2007, the Sun Life Financial group of companies had total assets under management in excess of $446 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Note to Editors: All figures shown in Canadian dollars unless otherwise noted.

Media Relations Contact:

Susan Jantzi

Senior Manager

External Communications & Corporate Affairs

Tel: 519-888-3160

susan.jantzi@sunlife.com

Investor Relations Contact:

Kevin Strain

Vice-President, Investor Relations

Tel: 416-204-8163

investor.relations@sunlife.com